Exhibit 3.1

CERTIFICATE OF INCORPORATION

SOB STABLES, INC.

FIRST: The name of the corporation shall be SOB Stables, Inc.

SECOND: Its registered officer in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, 19808.  The name of its registered agent at such address is The Company Corporation.

THIRD: The purpose or purposes of the corporation shall be:  To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 750,000,000 shares, of which 700,000,000 shares of par value $0.0001 per share shall be designated as Common Stock and 50,000,000 shares of par value $0.0001 shall be designated as Preferred Stock.  The Preferred Stock authorized by these Articles of Incorporation may be issued in one or more series.  The Board of Directors of the Corporation is authorized to determine or alter the rights, preferences, privileges and restrictions granted or imposed upon any wholly unissued series of Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation and par value of any series and to fix the numbers of shares of any series.

FIFTH: The name and address of the incorporator is LegalZoom.com, Inc. and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203

SIXTH:  In furtherance and not in limitation of the powers conferred by statue, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation

SEVENTH: Elections of directors need not be by written ballot except and to the extend provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware.  The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification o this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification,

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed signed and acknowledged this Certificate of Incorporation this 10th Day of October 2012..

By:/s/ Joseph Wade
Name: Joseph Wade
Secretary